SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                             HENLEY HEALTHCARE, INC.
                             -----------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.01
                         ------------------------------
                         (Title of Class of Securities)


                                   42550V 10 7
                                 --------------
                                 (CUSIP Number)


                         Kenneth W. Davidson, President
                              Maxxim Medical, Inc.
                             10300 49th Street North
                            Clearwater, Florida 33762
                                 (813) 561-2100
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  DECEMBER 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

      1       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS.
                              Maxxim Medical, Inc.
                                   76-0291634
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                                 Not applicable.
         See Introduction to the Statement and Item 3 of the Statement.
--------------------------------------------------------------------------------
      5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               State of Texas
--------------------------------------------------------------------------------
        NUMBER OF          7    SOLE VOTING POWER

         SHARES                             2,400,000
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
                                            0
      OWNED BY EACH        -----------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
        REPORTING                           2,400,000
                           -----------------------------------------------------
       PERSON WITH         10    SHARED DISPOSITIVE POWER
                                            0
                           -----------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            2,400,000
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (10) EXCLUDES CERTAIN
               SHARES  [ ]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                            32.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON

                                            CO
--------------------------------------------------------------------------------

This Amendment No. 2 is filed to reflect a reduction in the number of shares of the Common Stock ("Shares") of Henley Healthcare, Inc. ("Henley") owned by Maxxim Medical, Inc. ("Maxxim"), to amend and restate Item 5 of the Schedule 13-D filed by Maxxim Medical, Inc., on November 6, 1998 (the "Statement") and to amend and restate Schedule 1 in the Schedule 13-D filed by Maxxim Medical, Inc., on May 12, 1998.

Item 5.     Interest in Securities of the Issuer.

(a) According to Henley's most recently available filing with the Commission, there were 5,823,726 Shares of Common Stock outstanding on August 13, 1999. On January 5, 2000, Maxxim owned of record 900,000 Shares, or approximately 15.0% of the total number of outstanding Shares. Maxxim beneficially owns an additional 1,500,000 Shares, issuable upon the conversion of the outstanding principal amount due under the Note ($3,000,000). Therefore, Maxxim beneficially owns a total of 2,400,000 Shares, or approximately 32.8% of the 7,323,726 Shares which would be outstanding following the issuance of the additional 1,500,000 Shares upon the conversion of the remaining principal amount due under the Note. Maxxim is also entitled to convert any accrued and unpaid interest due under the
Note into Common Stock. Interest on the Note currently accrues at a rate of 6% per annum and increases 2% per annum on May 1 of each calendar year. Accrued interest is due and payable on May 1 and November 1 of each calendar year until May 1, 2003. The interest payment due May 1, 1998 was fully paid; interest payments subsequent to May 1, 1998 have been deferred until May 1, 2000 or until a new bank agreement has been obtained.

To the best of Maxxim's knowledge, of the persons listed on Schedule I, only Messrs. Davidson and Henley beneficially own any Shares of Henley. Mr. Davidson beneficially owns an additional 30,000 Shares, representing Shares he has the current right to acquire under currently exercisable stock options. Mr. Henley beneficially owns an additional 65,000 Shares, representing Shares he has the current right to acquire under currently exercisable options.

(b) Maxxim has the sole right to vote and dispose of all of the Shares beneficially owned by it. To the best of Maxxim's knowledge, each of Messrs. Davidson and Henley has the sole right to vote and dispose of the Shares beneficially owned by him.

(c) In September 1997, Henley requested that Maxxim agree to an increase in the amount of other debt to which the Note would be subordinate. Maxxim agreed to such increase in exchange for a reduction in the conversion price from $3.00 to $2.00. On September 30, 1997, the terms of the Note were so modified, giving Maxxim the beneficial ownership of 3,500,000 Shares with respect to the $7 million principal balance due under the Note.

On February 20, 1998, Maxxim converted $2,000,000 due under the Note into 1,000,000 Shares. On March 13, 1998, Maxxim converted another $2,000,000 due under the Note into an additional 1,000,000 Shares. Maxxim has sold shares as follows:

  SALE DATE              SHARES SOLD      SALES PRICE      SALE TYPE
  ---------              -----------      -----------      ---------

April 15, 1998            500,000          $   3.09      Private Sale
August 25, 1998            50,000          $   3.00      Private Sale
October 30, 1998          425,000          $   3.00      Private Sale
December 2, 1999           10,500          $   3.06      Open Market Sale
December 3, 1999           14,500          $   3.06      Open Market Sale
December 15, 1999           1,000          $   2.13      Open Market Sale
December 16, 1999           4,000          $   2.06      Open Market Sale
December 17, 1999          15,000          $   2.04      Open Market Sale
December 20, 1999          25,000          $   2.00      Open Market Sale
December 21, 1999          10,000          $   2.00      Open Market Sale
December 23, 1999           7,000          $   2.00      Open Market Sale
January 4, 2000            38,000          $   2.01      Open Market Sale


To the best of Maxxim's knowledge, except as described above, there have been no other transactions in the Common Stock effected during the last 60 days by Maxxim or any of the persons listed in Schedule I.

                                   Schedule I

Each of the individuals below, except for Messrs. Davidson, Graham, Lamont and Beek, is a citizen of the United States of America. Messrs. Davidson, Graham and Lamont are citizens of Canada. Messr. Beek is a citizen of The Netherlands. For each person whose employment is with Maxxim, the principal business of their employment and their business address is described under Item 2 previously filed by Maxxim Medical, Inc. on Schedule 13-D on May 12, 1998.

                                         PRINCIPAL OCCUPATION OR EMPLOYMENT; PRINCIPAL
NAME                                     BUSINESS OF EMPLOYER; BUSINESS ADDRESS
----                                     --------------------------------------
Kenneth W. Davidson                      Chairman of the Board, President and Chief Executive
                                         Officer of Maxxim Medical, Inc.
Peter M. Graham                          Senior Executive Vice President, Chief Operating
                                         Officer and Secretary of Maxxim Medical, Inc.
David L. Lamont                          Executive Vice President, Research and Development
                                         Maxxim Medical, Inc.
Henry T. DeHart                          Executive Vice President, Manufacturing Operations
                                         Maxxim Medical, Inc.
Jack F. Cahill                           Executive Vice President, Sales and Marketing
                                         Maxxim Medical, Inc.
Alan S. Blazei                           Executive Vice President, Controller and Treasurer
                                         Maxxim Medical, Inc.
Joseph D. Dailey                         Executive Vice President, Information Services
                                         Maxxim Medical, Inc.
Suzanne R. Garon                         Executive Vice President, Human Resources
                                         Maxxim Medical, Inc.
Rob W. Beek                              Executive Vice President, Managing Director
                                         Maxxim Medical Europe
Ernest J. Henley, Ph.D.                  Professor of Chemical Engineering, University of
                                         Houston
                                         49 Briar Hollow Lane #1902
                                         Houston, TX 77027
Saul A. Fox                              Managing Member of Fox Paine & Company, LLC
                                         950 Tower Lane, Suite 1150
                                         Foster City, CA 94404
W. Dexter Paine, III                     Managing Member of Fox Paine & Company, LLC
                                         950 Tower Lane, Suite 1150
                                         Foster City, CA 94404
Jason B. Hurwitz                         Director of Fox Paine & Company, LLC
                                         950 Tower Lane, Suite 1150
                                         Foster City, CA 94404

                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 13, 2000


/s/ ALAN S. BLAZEI
------------------
(Signature)

Executive Vice President, Controller & Treasurer

(Name and Title)